Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of May 31, 2020

The principal balances and results accumulated for the period ending May 2020 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	**Ch$ million**
Cash and deposits in banks	2,637,334
Interbank loans, net	5,451
Loans and accounts receivables from customers, net	34,048,441
Total investments	7,794,594
Financial derivative contracts	12,850,796
Other asset items	4,335,743
Total assets	**61,672,359**

Principal liabilities	**Ch$ million**
Deposits and other demand liabilities	12,001,495
Time deposits and other time liabilities	14,363,861
Financial derivative contracts	12,546,805
Issued debt instruments	9,602,287
Other liabilities items	9,445,427
Total equity	3,712,484
Total liabilities and Equity	**61,672,359**
Equity attributable to:	
Equity holders of the Bank	3,632,433
Non-controlling interest	80,051

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	**Ch$ million**
Net interest income	648,259
Net fee and commission income	116,428
Result from financial operations	48,711
Total operating income	**813,398**
Provision for loan losses	(202,071)
Support expenses	(326,112)
Other results	(27,874)
Income before tax	**257,341**
Income tax expense	(51,967)
Continued operations result	**205,374**
Discontinued operations result	**-**
Net income for the period	**205,374**
Attributable to:	
Equity holders of the Bank	204,791
Non-controlling interest	583

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de mayo de 2020

A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de mayo de 2020 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.637.334
Adeudado por bancos	5.451
Créditos y cuentas por cobrar a clientes	34.048.441
Inversiones totales	7.794.594
Contratos de derivados financieros	12.850.796
Otros rubros del activo	4.335.743
Total Activos	**61.672.359**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	12.001.495
Depósitos y otras captaciones a plazo	14.363.861
Contratos de derivados financieros	12.546.805
Instrumentos de deuda emitidos	9.602.287
Otros rubros del pasivo	9.445.427
Total patrimonio	3.712.484
Total Pasivos y Patrimonio	**61.672.359**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.632.433
Interés no controlador	80.051

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	648.259
Ingreso neto de comisiones	116.428
Resultado de operaciones financieras	48.711
Total ingresos operacionales	**813.398**
Provisiones por riesgo de crédito	(202.071)
Gastos de apoyo	(326.112)
Otros resultados	(27.874)
Resultado antes de impuesto	**257.341**
Impuesto a la renta	(51.967)
Resultado de operaciones continuas	**205.374**
Resultado de operaciones discontinuas	**-**
Utilidad consolidada del periodo	**205.374**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	204.791
Interés no controlador	583

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Financial Market Commission (FMC), formerly Superintendency of Banks and Financial Institutions (SBIF). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards) and IFRS the Compendium of Accounting Standards will take precedence.